Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

NEWS

European Union deep tech plan too late

for quantum champions IQM and Pasqal

European quantum computing firms hurry to get US stock
exchange listings so they can be predator not prey in a coming wave of consolidation

By Mark Ballard	Published: 09 Apr 202616:45

Europe’s two largest quantum computing firms announced plans to go public on the US stock market just as the European Commission was finalising urgent plans to stop deep tech firms selling to overseas investors.

The launch of hurried bids by Finland’s IQM and France’s Pasqal to raise the money they need to make quicker progress in developing viable quantum computer systems coincided with the start of another urgent programme, by the US Defence Advanced Research Project Agency (Darpa).

The programme pledged to prove an alternative quantum computing architecture was feasible before leading quantum firms wasted any more time and money on current dominant designs, which it said would fail.

Quantum computing firms need hundreds of millions of euros from investors to develop technology that is still so advanced that most expect it will be 2030 with hundreds of millions more spent before they deliver systems capable of meeting expectations.

The situation is characteristic of so-called deep tech firms that Europe is now striving urgently to help, in sectors such as artificial intelligence (AI), biotech, robotics and space.

The upfront cost of research and development is high for deep tech firms trying to engineer futuristic products from recent scientific breakthroughs, and the time they need to deliver a commercial product is often decades long.

As a consequence, the risk that it will never deliver at all is great enough that in Europe, at least, investors have been reluctant to put up funding for all but their early stages of growth.

EU rescue bid

As IQM and Pasqal hatched plans to raise late-stage investment in the US, European officials entered negotiations with financiers over the management of a €3bn “ScaleUp Europe” fund they raised in a hurry to stop deep tech firms turning to foreign backers.

The “urgent” scheme would try to prevent foreign investors from reaping the financial returns from late-stage investment in firms that European investors had helped grow in their early stages, and to stop them wresting control of European technology champions. It would make sure “their success becomes Europe’s success”, said the European Union’s (EU’s) innovation commissioner, Ekaterina Zaharieva.

European financiers and quantum computing executives who spoke with Computer Weekly expressed a mix of despair, frustration and equanimity at Europe’s loss on the one hand, and at Pasqal and IQM’s gain.

Pasqal and IQM, both declaring they needed to raise money to grow and innovate faster, arranged a form of listing that has been both common and controversial among North American quantum computing firms: a merger with a shell company called a Special Purpose Acquisition Vehicle (Spac), which US investors funded, set up, and listed on the Nasdaq for the sole purpose of merging with a deep tech firm that needed growth capital and a stock exchange listing fast.

Last summer, as the commission and investors began formulating plans for ScaleUp Europe, IQM co-founder Juha Vartiainen warned in Computer Weekly that the commission needed to move fast to get money to quantum firms.

IQM and others said they were forced to look beyond Europe for money. Two-thirds of the world’s global scaleups are in the US, and not a 10th in Europe, according to the commission’s own findings. US investors account for half the world share of venture capital, China almost as much, and Europe but 5%.

Pasqal

Neither Pasqal nor IQM would say they were going to the US to get money they could not raise in Europe. Pasqal CEO Wasiq Bokhari said in a written statement that it has a strategy to invest abroad because the quantum computing market is international.

All Pasqal’s growth capital to date has come from foreign investors, according to Computer Weekly analysis. Besides about €3.5m it got in EU startup grant funding, and €30m from French state fund Bpifrance and quantum startup fund Quantonation in 2021, the €265m it raised in the past three years came from Saudi Arabia, Singapore and South Korea, primarily from sovereign wealth funds on condition that Pasqal shares its technology.

The venture arm of Saudi state oil firm Aramco became one of Pasqal’s primary investors so the country could acquire quantum computing technology and fulfil a national strategy to become a global leader in deep tech.

Wasiq said Pasqal saw in the US an opportunity to raise money on the world’s largest public capital market and to sell computers in the world’s largest market for quantum computing, so that it could become a “truly global company”.

He was not prepared to say how its dependence on foreign backers reflected on European late-stage capital. But both Pasqal and IQM seek dual listings, in Paris and Helsinki, respectively. Wasiq said this was to retain its French roots. Its core hardware R&D and 80% of staff would remain in France. It was raising US money to serve the needs of French and EU industry.

IQM

IQM chief executive Jan Goetz said it sought dual listing so it could remain eligible for funding from institutional European investors whose rules forbid them investing in US stocks. The €400m raised since 2022 came from consortiums formed mostly by nearly two-dozen EU investors, according to Computer Weekly analysis.

“Has it handicapped IQM, the provision of late-stage capital in Europe? Ultimately, it worked out,” said Goetz. “We were able to raise larger rounds. You find your own ways to do it in Europe. It is possible. Definitely not easy, but possible.”

IQM did it by syndicating many investors on small tickets, shouldering the extra work it took to manage relations with them all.

The lack of late-stage capital is a challenge in Europe, he said, but the EU was beginning to fix that, as evidenced by ScaleUp Europe. The fund aims to make its first investments in the summer, EU innovation commissioner Zaharieva said in January. It will coincide with IQM and Pasqal’s flotations.

IQM did not wait for ScaleUp Europe because money is not its primary motive for listing in the US, said Goetz. It was already well capitalised. It had strong support from European institutions and investors. US money would complement that. A public listing would also give IQM visibility. Public scrutiny would increase trust among potential customers.

Consolidation

Both firms told investors that they also sought US listings to get financial leverage to acquire other quantum computing firms in preparation for expected industry consolidation. Goetz said a US listing would put IQM in a position of strength as it prepared for coming consolidation.

US quantum computing firms such as IonQ have already used a public listing to raise hundreds of millions of dollars more to consolidate the sector, said Olivier Tonneau, a partner at Quantonation, which, as the world’s first quantum startup fund, was Pasqal’s first investor alongside the French state.

IonQ started an acquisition spree last year, using its stock as currency after its share price rose dramatically, doing eight deals including a $1.1bn takeover of UK’s Oxford Ionics, and $1.8bn on semiconductor firm SkyWater Technology.

“We expect a wave of consolidation,” said Tonneau. “It is the mature companies that will be the ones consolidating. We have seen in the last five years about 1,000 companies in that space. Some make very interesting technology, but not enough to build a big company on their own.”

Europe’s loss

European quantum firms had no choice but to go to the US to raise capital. Others had been approached by Spacs to do similar deals, he said. There was no greater source of capital than public US markets – but it was a loss for Europe.

“Why create value for US investors when you could have the same value for European ones, if those companies are financed by European investors, which creates value in Europe for European investors,” he said.

Others in Europe shared his frustration. “Europe is once again taking on early stage risk, and funding basic R&D, only to watch the commercial value and liquidity be harvested by US public markets,” said Ion Hauer, principal at early stage deep tech venture capital firm Apex Partners.

“The fact that Europe’s two premier, unicorn-status quantum hardware champions had to use US blank-cheque companies to get the money they need to scale is an indictment of late-stage private capital in Europe,” he said.

“European policy makers and institutional limited partners are incapable of funding their own deep tech champions through the finish line. The money to build fabrication facilities and scale qubits simply isn’t sitting in European private equity.”

Fixing the systemic problems that fragment European capital and deter pension funds, insurance firms and banks from investing in scaleups is high on the agenda of the European Commission. But with entrenched national differences and legal barriers across the union, it may take years. The ScaleUp Europe fund aims to raise €5bn to make a start towards building stop-gap capital while the politics of capital markets reform plays out.

“This is a failure of European funding providers of one the most critically important technologies of our generation,” said Sebastian Weidt, CEO of Anglo-German quantum computing firm Universal Quantum.

Quantum winter

Weidt said other European quantum firms were looking to do Spac mergers if IQM’s share price holds up after its listing. A wave of deep tech Spac mergers that brought public listings for US QC firms IonQ and Rigetti, and Canada’s D-Wave, had earned a brutal reaction from an equity market impatient for returns from companies developing long-cycle technology, and years of depressed share prices. All three rebounded last year.

Retail investors have become excited in quantum and driven high valuations for IQM and Pasqal, he added. It was easy money for firms that otherwise faced a lack of capital in private markets that made it hard to get funding.

“If you can stay private, especially for a long-term technology like this one, it comes with more benefits than being public,” said Weidt. “You get investors who are more closely aligned, who will work with you, who understand the risks and advantages a bit better and can carry you through to difficult times.

“If the public markets decide you’re no longer sexy, you’re no longer making short-term returns, they may lose faith and [then] you have no way of getting any more money.”

Another wave of Spacs will intensify media attention on European quantum firms, and if their share prices all underperform, it will undermine investor confidence in quantum technology “at precisely the moment when companies need sustained, patient capital to do the hard work of scaling”, he said.

Alessandro Curioni, head of IBM Research Europe, said he was so convinced that quantum computing firms would turn their prototypes into commercially viable systems within the decade, that the “quantum winter” some fear – where engineering problems slow progress, markets lose confidence and firms lose access to the capital they need to carry on – will never happen.

* * *

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, the committed convertible financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 with the SEC (the “Registration Statement”), which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.